Exhibit 99.1
Agreement
This Agreement is entered into as of October 3, 2008 (the “Termination Date”), by and between PHARMION LLC, a Delaware limited liability company having an address of 2525 28th Street, Suite 200, Boulder, Colorado 80301 (“Pharmion LLC”), the successor in interest to PHARMION CORPORATION, PHARMION SÀRL, a Swiss limited liability company and the successor in interest to PHARMION GMBH, a wholly-owned subsidiary of Pharmion LLC, having an address of Route de Perreux 1, 2017 Boudry, Switzerland (“Pharmion Sàrl” and, together with Pharmion LLC, “Pharmion”), and CELGENE CORPORATION, a Delaware corporation, having an address of 86 Morris Avenue, Summit, New Jersey 07901 (“Celgene”), and PHARMACIA & UPJOHN COMPANY LLC (formerly Pharmacia & Upjohn Company), a Delaware limited liability company having and address of 235 East 42nd Street, New York, New York 10017 (“Pharmacia”). Pharmion, Celgene and Pharmacia each may be referred to herein individually as a “Party,” or collectively as the “Parties.”
Whereas, Pharmion and Pharmacia entered into that certain 5-azacytidine License Agreement dated as of June 7, 2001 (the “License Agreement”), pursuant to which Pharmion has developed, has obtained and continues to obtain regulatory approvals for, and is selling, the Product;
Whereas, Pharmion has agreed to pay Pharmacia the amount set forth in Section 2.2 hereof; Pharmacia has agreed to grant Pharmion a perpetual, fully-paid-up license to the 5-azacytidine Technology; and Pharmion and Pharmacia have mutually agreed to terminate the License Agreement;
Now, Therefore, in consideration of the foregoing premises and the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:
1. Definitions
When used in this Agreement, capitalized terms will have the meanings as defined throughout this Agreement. Capitalized terms not defined in this Agreement will have the meanings as defined in the License Agreement. Unless the context indicates otherwise, the singular will include the plural and the plural will include the singular.

2. Termination of License Agreement
2.1 Termination and Surviving Clauses. Pharmion and Pharmacia hereby agree to terminate the License Agreement in accordance with the terms of this Agreement. Such termination is effective on the Termination Date. Upon such termination, the License Agreement will be of no further force and effect; provided, however, that (a) Pharmion’s obligation to pay royalties to Pharmacia pursuant to Section 3 of the License Agreement based on Product Net Sales for the period July 1, 2008 to September 30, 2008, and (b) the Sections of the License Agreement set forth on Schedule 2.1 to this Agreement (together with Section 3 as aforesaid, the “Surviving Sections”), together with (i) any definitions used or referred to in the Surviving Sections, and (ii) any definitions and schedules referred to in definitions according to (i), shall survive such termination. Notwithstanding the foregoing, the Pharmion and Pharmacia agree that the license granted by Pharmacia to Pharmion pursuant to Section 2.1 of the License Agreement shall now be fully-paid-up, freely assignable and sub-licensable without restriction, limitation or condition, and perpetual. Except as set forth above in Section 2.1(a) and in Section 2.2 below, Pharmion shall have no further payment obligations to Pharmacia with respect to the Product, including, without limitation, any obligation to pay Pharmacia royalties on Product Net Sales for periods commencing on or after October 1, 2008, and Pharmion shall be able to develop and commercialize the Product for all therapeutic and diagnostic applications without interference from or further payment to Pharmacia.
2.2 Pharmion Payment. As full consideration for the agreements by Pharmacia set forth in Section 2.1 above, Pharmion agrees to pay to Pharmacia the sum of Four Hundred Twenty Five Million Dollars ($425,000,000) as a one-time, non-refundable payment, without any deductions or set-offs, payable by (a) Pharmion LLC in consideration of the North America license rights granted to it by Section 2.1 hereof and Section 2.1 of the License Agreement, and (b) Pharmion Sàrl in consideration of the rest of world rights granted to it by Section 2.1 hereof and Section 2.1 of the License Agreement. All payments pursuant to the preceding sentence shall be made within one (1) business day following the Termination Date by wire transfer of immediately available funds to the following account designated by Pharmacia:
Bank Name: JP Morgan Chase
ABA#: 021000021
Swift Code: CHASUS33
Account Name: Pharmacia & Upjohn
Account #: 323389538
The obligations of Pharmion LLC and Pharmion Sàrl hereunder shall be several and not joint. Celgene hereby irrevocably and unconditionally guarantees to Pharmacia the full and punctual payment of the Four Hundred Twenty Five Million Dollars ($425,000,000) payable by Pharmion to Pharmacia pursuant to this Section 2.2.
3. Release Of Claims
Each of Pharmion and Pharmacia (each, a “License Party”) does for itself and its Affiliates, heirs, successors, assigns, and personal representatives hereby RELEASE, ACQUIT AND FOREVER DISCHARGE the other License Party and such other License Party’s Affiliates, predecessors, successors, heirs, assigns, agents, servants, employees, officers and directors, of and from any and all claims, actions or causes of action, demands, damages (both actual and punitive), costs, judgments, expenses, liabilities, attorneys’ fees and legal costs, injunctive or declaratory relief, whether known or unknown, whether in law or in equity, whether in tort or contract, of any kind or character, including without limitation claims to recover damages for breach of contract, negligence, fraud, unfair trade practices, or any cause of action whatsoever, which they now have, or might otherwise have, against the persons or entities released herein, arising from any known or unknown act or omission undertaken prior to the Termination Date in connection with the License Agreement, relating to any claim that was brought or could have been brought by any License Party arising from the License Agreement as of the Termination Date, all to the end that all claims or matters that are, or might be, in controversy between Pharmion and Pharmacia and those persons and entities released herein arising from the License Agreement are forever put at rest, it being Pharmion’s and Pharmacia’s clear intention to forever discharge and release all their past, present, and future claims against those persons and entities herein released for all consequences resulting or potentially to result from all events existing as of the Termination Date arising from the License Agreement; provided, however, that no obligation of any Party created by this Agreement, including obligations arising under Section 2.2, nor any obligation under the Surviving Sections, is released or affected in any way by the terms of this release.
4. Patent Prosecution, Maintenance and Enforcement
4.1 Patents — Prosecution and Maintenance. Pharmion shall be responsible for, in its sole discretion and at its sole expense, prosecution and maintenance of any and all Product Patents.
4.2 Infringement. Pharmion may, but is not required to, (i) obtain a discontinuance of any alleged infringing operation or unauthorized use or, (ii) bring any claim, suit or action against such infringing operation or unauthorized use.
4.3 Costs and Expenses. It is understood and agreed that Pharmion shall bear solely all costs and expenses associated any claim, suit or action in accordance with Section 4.2 hereof and shall be entitled to retain and keep any and all sums received, obtained, collected or recovered whether by judgment, settlement or otherwise, as a result of such claim, suit or action. In addition, with respect to any such claim, suit or action, Pharmacia shall render all reasonable assistance to Pharmion (at Pharmion’s cost and expense) including, but not limited to, executing all documents as may be reasonably requested by Pharmion.
5. Confidentiality and Publication
5.1 Confidentiality; Exclusions. All data, information, documents and other proprietary materials comprising or relating to Data, 5-azacytidine Technology, Product Technology, and all other scientific, technical and clinical data, information reports, financial or business reports and forecasts and information gathered, generated or transferred by a Party to the other Party during the course of the License Agreement and this Agreement shall be deemed confidential (hereinafter, “Confidential Information”) and Pharmacia shall hold in confidence all Confidential Information and shall not disclose any such Confidential Information to any third party; provided, however, that the confidentiality obligations of this Section 5 shall not extend to information which:
(a) Public Domain — Is now or later made known to the public through no fault of the Pharmacia of its obligations under this Agreement; or
(b) Required Disclosure — Is required to be disclosed by law, regulation, order, decree or subpoena or other legal process; provided, that the receiving Party has used reasonable efforts to obtain a protective order or other applicable protection against further disclosure of such Confidential Information.

5.2 Obligation of Confidentiality. Pharmacia shall use the same degree of care (and in any event not less than reasonable care) to safeguard the confidentiality of the other Confidential Information that it uses to protect it other Pharmacia confidential information.
5.3 Permitted Disclosures. Nothing in this Section 5 is intended to prohibit a receiving Party from disclosing information to any Governmental or Regulatory Authorities as required by applicable law, statute, rule or regulation.
5.4 Return of Information. Upon request from Pharmion, Pharmacia shall promptly return to Pharmion all Pharmion Confidential Information in Pharmacia’s possession, as well as all written information and materials that incorporate such Confidential Information; provided, however, that Pharmacia may keep one (1) copy of such Confidential Information, or as required by any applicable laws, statutes, rules or regulations, subject to the confidentiality provisions contained herein.
6. Miscellaneous
6.1 Disclosure. Neither the Parties nor any of their Affiliates will, without the other Party’s prior consent, make any public statement (written or oral) concerning the terms of this Agreement except to the extent such statement is required by law. Where such a disclosure is required by law, the disclosing Party shall give the other Party reasonable advance notice of the text of the proposed disclosure so that the other Party will have the opportunity to comment upon the disclosure, and the Party making such disclosure shall give due consideration to any such comments in the final disclosure.
6.2 Representations and Warranties of the Parties.
(a) Mutual Representations and Warranties. Each Party hereby represents and warrants to each other Party that: (i) it is a corporation or a limited liability company duly formed, validly existing and in good standing under the laws of the state or country of its incorporation or formation; (ii) such Party has the authority and right to enter into and perform this Agreement, (iii) this Agreement is a legal and valid obligation binding upon such Party and is enforceable in accordance with its terms, subject to applicable limitations on such enforcement based on bankruptcy laws and other debtors’ rights, and (iv) such Party’s execution, delivery and performance of this Agreement will not conflict with the terms of any other agreement or instrument to which it is or becomes a party or by which it is or becomes bound, nor violate any law or regulation of any court, governmental body or administrative or other agency having authority over it.
(b) Pharmacia Additional Representations and Warranties. Pharmacia hereby represents and warrants to Pharmion that, as of the Termination Date, to the knowledge of Pharmacia (i) there are no Pharmacia Patents; and (ii) neither Pharmacia nor any of its Affiliates owns or has enforcement rights for any patents or pending patent applications (should they issue) that contain claims that would be infringed by Pharmion by the making, using, selling, offering for sale, or importation of 5-azacytidine.

6.3 Entire Agreement. Except to the extent set forth herein, this Agreement and the Surviving Sections set forth the entire agreement among the Parties, and fully supersedes any and all prior written or oral negotiations, commitments and writings among any of the Parties pertaining to the subject matter hereof and thereof. No promises, representations, understandings, warranties and agreements have been made by any of the Parties hereto except as referred to herein; and all inducements to the making of this Agreement relied upon by any Party hereto have been expressed herein. No change or modification of this Agreement or the Surviving Sections shall be valid unless the same is in writing and signed by the Parties.
6.4 Severability. The Parties agree that if a provision of this Agreement or of the Surviving Sections is wholly or partially invalid, this Agreement or the Surviving Sections, as the case may be, shall be interpreted as if the invalid provision had not been a part hereof or thereof, as the case may be.
6.5 Captions. The Parties agree that the captions appearing in this Agreement and the Surviving Sections have been inserted for reference and as a matter of convenience only and in no way define, limit or enlarge the scope or meaning of this Agreement, the Surviving Sections or any provision hereof or thereof.
6.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
6.7 Governing Law; Dispute Resolution. This Agreement, the Surviving Sections, the interpretation and construction of this Agreement and/or the Surviving Sections, and any controversy, claim or dispute between the Parties related to or arising out of this Agreement and/or the Surviving Sections (each, a “Dispute”) will be governed by the laws of the State of New York applicable to contracts made and wholly-performed within such jurisdiction by residents of such jurisdiction and without reference to its choice of law principles. Either Party may bring an action relating to any Dispute in the federal courts or State courts located in New York County, State of New York, which will have exclusive jurisdiction over any such Disputes. The Parties submit to the personal jurisdiction of such courts for any such action, agree that such courts provide a convenient forum for any such action, and waive any objections or challenges to venue.

6.8 Notices. All notices or other communications that are required or permitted hereunder or under the Surviving Sections will be in writing and delivered personally, sent by facsimile (and promptly confirmed by personal delivery or overnight courier as provided herein), or sent by internationally-recognized overnight courier addressed as follows:

If to Pharmacia, to:

c/o Pfizer Inc. 235 East 42nd Street New York, New York 10017 Attention: Vice President, Business Transactions, Worldwide Business Development	with a copy to: c/o Pfizer Inc. 235 East 42nd Street New York, New York 10017 Attention: General Counsel

If to Pharmion and/or Celgene, to:

c/o Celgene Corporation 86 Morris Avenue Summit, New Jersey 07901 Attention: Vice President, Tax and Treasury	with a copy to:

Maria Pasquale, Esq.
Vice President-Legal & Chief Counsel
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

and

Robert Cantone, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such communication will be deemed to have been given (i) when delivered, if personally delivered or sent by facsimile on a business day, and (ii) on the second business day after dispatch, if sent by internationally-recognized overnight courier.
6.9 Successors. This Agreement and the Surviving Sections shall bind the Parties and their successors and assigns.

In Witness Whereof, the Parties have executed this Agreement as of the date first written above.

Pharmion LLC		Pharmacia & Upjohn Company LLC

By:	/s/ Sol J. Barer	By:	/s/ Marguerite Sells

Name:	Sol J. Barer	Name:	Marguerite Sells

Title:	Chief Executive Officer	Title:	President

Pharmion SÀrl

By:	/s/ Sandesh Mahatme

Name:	Sandesh Mahatme

Title:	Treasurer

Celgene Corporation

By:	/s/ Sol J. Barer

Name:	Sol J. Barer

Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT]

Schedule 2.1
to Agreement

Section	Heading
1.1	Defined Terms
1.2	Additional Definitions
1.3	Schedules
1.4	Other Interpretive Provisions
2.1	Grant of License
2.2	Further Assurances
11.1	Pharmacia’s Representations
11.4	Limitations on Liability
11.5	Indemnification
11.6	Notice of Claim
11.7	Notice of Third Party Claims
11.8	Failure to Give Notice
11.9	Actions Re; Third Party Claim
11.10	Other Indemnity Provisions
11.11	Information Sharing for the Indemnity
13.13	Independent Parties
Schedule A	Pharmacia Patents and Patent Applications
Schedule B	Chemical Structure of 5-azacytidine